SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 May 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

                                                                                                                                              1 May 2013

LLOYDS BANKING GROUP SENIOR UNSECURED NOTES - OUTSTANDING BALANCE UPDATE

Further to the repurchase of certain securities by the Group since September 2012, please note the current outstanding balances on the following:

ISIN	Issuer	CCY	Original Issuance Balance	Original Issuance Date	Last Updated Balance as at close on 26 Sept 2012	Current Balance as at close on 30 Apr 2013
XS0422705128	Lloyds TSB Bank plc	EUR	44,606,000	15 Apr 2009	44,606,000	42,106,000
XS0604400001	Lloyds TSB Bank plc	EUR	1,500,000,000	15 Mar 2011	864,762,000	826,469,000
XS0550541691	Lloyds TSB Bank plc	EUR	600,000,000	20 Oct 2010	529,589,000	522,589,000
XS0539845171	Lloyds TSB Bank plc	EUR	1,250,000,000	7 Sept 2010	901,641,000	875,001,000
XS0435070288	Lloyds TSB Bank plc	EUR	2,000,000,000	19 Jun 2009	1,503,851,000	1,410,411,000
XS0740795041	Lloyds TSB Bank plc	EUR	1,500,000,000	2 Feb 2012	1,197,227,000	1,140,227,000
XS0449361350	Lloyds TSB Bank plc	EUR	1,500,000,000	3 Sept 2009	1,145,007,000	1,062,350,000
XS0422703347	Lloyds TSB Bank plc	GBP	402,967,0001	15 Apr 2009	388,783,000	383,992,000
US53947PAA75 US53947MAA45	Lloyds TSB Bank plc	USD	2,250,000,000	12 Jan 2010	1,483,586,000	1,455,818,000
1 Balance increased to £492,113,000 on 20 Aug 2009

- END -

For further information:

Investor Relations
Frederik Verpoest                                                                  +44 (0) 20 7356 2385
Director of Investor Relations
Email: frederik.verpoest@finance.lloydsbanking.com

Corporate Affairs
Matt Smith                                                                             +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 01 May 2013